FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-_____________.]

Quarterly Report for the Period Ending

September 30, 2017

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2017 of Videotron Ltd.

QUARTERLY REPORT

2017 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2017 – September 30, 2017

November 15, 2017

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2017 and 2016

(unaudited)

FINANCIAL REVIEW

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec).  We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being the largest cable Internet service provider and a major telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, telecommunications carriers, as well as a data center operator. Products and services for small and medium-sized businesses are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2017 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2016 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE JUNE 30, 2017

•            During the third quarter of 2017, revenues grew by 3.8%, adjusted operating income grew by 4.5% and ARPU grew by 6.7%, all compared to the third quarter of 2016.

•            As of September 30, 2017, 990,300 lines were activated on our mobile telephony service, an increase of 37,000 (3.9%) in the quarter and a year-over-year increase of 122,600 (14.1%).

•            On October 12, 2017, Videotron received two honourable distinctions. According to an Ipsos-Infopress study, Videotron was ranked Québec’s most forward-thinking and most engaged brand.

•            According to new data released in October 2017 from CEFRIO, a research and innovation organization specialized in the use and adoption of digital technology, Club illico had a penetration rate of 19% of households with Internet access, an increase of 4 points from last year. This makes Club illico the largest Canadian-based over-the-top video provider in the Province of Quebec.

•            On August 29, 2017, Videotron announced an agreement with multinational media and technology company, Comcast Corporation. The strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s award-winning “XFINITY X1” platform that will deliver a unique user experience for Videotron customers.

•            On July 24, 2017, the Corporation sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigations and other items, gain on sale of spectrum licences, loss on debt refinancing and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Adjusted operating income	$379.1	$362.9	$1,144.1	$1,083.3
Depreciation and amortization	(160.3)	(148.1)	(474.6)	(444.3)
Financial expenses	(35.4)	(41.3)	(111.4)	(120.5)
Loss on valuation and translation of financial instruments	(1.0)	(0.6)	(2.6)	(0.5)
Restructuring of operations, litigation and other items	(5.2)	(2.7)	0.8	(11.3)
Gain on sale of spectrum licences	243.0	–	330.9	–
Loss on debt refinancing	–	–	(5.2)	–
Income tax expense	(20.0)	(28.6)	(96.9)	(87.9)
Net income	$400.2	$141.6	$785.1	$418.8

Analysis of Consolidated Results of Videotron

2017/2016 Third Quarter Comparison

Customer statistics

Revenue-generating units – As of September 30, 2017, the total number of revenue-generating units (“RGU”) stood at 5,846,200, an increase of 50,400 (0.9%) in the third quarter of 2017, compared with an increase of 54,700 (1.0%) in the same period last year. RGUs increased by 143,100 (2.5%) over the last twelve months.

Mobile telephony services – As of September 30, 2017, 990,300 lines were activated on our mobile telephony network, an increase of 37,000 (3.9%) in the quarter, compared with an increase of 38,800 (4.7%) in the same quarter of 2016. Mobile telephony lines increased by 122,600 (14.1%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,654,100 as at the end of the third quarter of 2017, an increase of 26,900 (1.7%) in the quarter, compared with an increase of 24,400 (1.6%) in the same quarter of 2016. Cable Internet access customers increased by 58,000 (3.6%) over the last twelve months. As of September 30, 2017, the household penetration rate (number of subscribers as a proportion of the 2,867,400 total homes passed) for our cable Internet access services was 57.7%, compared with 56.3% as of September 30, 2016.

Cable television services – Our combined customer base for cable television services decreased by 7,700 (0.5%) in the third quarter of 2017, compared with a decrease of 1,800 (0.1%) in the third quarter of 2016 and a year-over-year decrease of 46,700 (2.8%). As of September 30, 2017, our cable network household penetration rate was 57.5%, compared with 59.9% a year earlier.

•               The number of subscribers to illico Digital TV stood at 1,603,900 as at the end of the third quarter of 2017, an increase of 7,100 (0.4%) during the period, compared with an increase of 11,000 (0.7%) in the third quarter of 2016. Illico Digital TV subscribers increased by 33,100 (2.1%) over the last twelve months.

•               As of September 30, 2017, 97.3% of our cable television customers were subscribers to our illico Digital TV services, compared with 92.6% as of September 30, 2016. Our illico Digital TV household penetration rate was 55.9% as of September 30, 2017, compared with 55.4% as of September 30, 2016.

•               The customer base for analog cable television services decreased by 14,800 (24.7%) in the third quarter of 2017, compared with a decrease of 12,800 (9.3%) in the third quarter of 2016. Analog cable television subscribers decreased by 79,800 (63.9%) over the last twelve months. This significant decline was mainly due to an acceleration of our plan to migrate analog customers to illico Digital TV, a plan which is expected to be completed by the end of 2017.

Cable telephony services – The number of cable telephony lines stood at 1,205,400 as at the end of the third quarter of 2017, a decrease of 15,600 (1.3%) in the quarter, compared with a decrease of 18,900 (1.5%) in the same quarter of 2016. Cable telephony lines decreased by 59,700 (4.7%) over the last twelve months. As of September 30, 2017, our cable telephony service household penetration rate was 42.0%, compared with 44.7% as of September 30, 2016.

Club illico  – The number of subscribers to Club illico stood at 347,400 as at the end of the third quarter of 2017, an increase of 9,800 (2.9%) in the quarter, compared with an increase of 12,200 (4.6%) in the third quarter of 2016. Club illico customers increased by 68,900 (24.7%) over the last twelve months.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept 17	June 17	Mar. 17	Dec. 16	Sept. 16	June 16	Mar. 16	Dec. 15
Mobile telephony[1]	990.3	953.3	920.9	893.9	867.7	828.9	795.7	768.6
Cable Internet	1,654.1	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7	1,578.1	1,568.2
Cable television:
Analog	45.1	59.9	85.5	103.8	124.9	137.7	153.1	166.3
Digital	1,603.9	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8	1,568.9	1,570.6
	1,649.0	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5	1,722.0	1,736.9
Cable telephony[1]	1,205.4	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0	1,304.3	1,316.3
Club illico	347.4	337.6	324.5	314.7	278.5	266.3	265.2	257.5
Revenue-generating units (RGUs)	5,846.2	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4	5,665.3	5,647.5

1 In thousands of lines

Revenues: $822.3 million, an increase of $30.4 million (3.8%) compared with the third quarter of 2016.

Revenues from mobile telephony services increased by $21.4 million (16.0%) to $155.5 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $15.0 million (6.1%) to $260.7 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth and rate increases on some packages, partially offset by higher discounts.

Combined revenues from cable television services decreased by $0.7 million (0.3%) to $252.0 million. This decrease was primarily due to the net customer base erosion, however partially offset by higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $7.7 million (7.3%) to $98.2 million, mainly due to the net customer base erosion and lower revenues from long-distance calls.

Revenues from Club illico increased by $2.3 million (29.5%) to $10.1 million, essentially due to customer growth.

Revenues from business solutions increased by $2.5 million (8.8%) to $30.9 million mainly due to revenue growth from 4Degrees Colocation inc. (“4Degrees”) and Fibrenoire inc. (“Fibrenoire”).

Revenues from sales of customer premises equipment decreased by $2.8 million (18.4%) to $12.4 million mainly due to lower revenue per mobile device and lower revenues from the sale of digital set-top boxes.

Other revenues increased by $0.5 million (23.8%) to $2.6 million.

Monthly combined ARPU: $156.46 in the third quarter of 2017, compared with $146.58 in the same quarter of 2016, an increase of $9.88 (6.7%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above. Furthermore, wireless ARPU grew by $0.73 (1.4%) year-over-year.

Adjusted operating income: $379.1 million in the third quarter of 2017, an increase of $16.2 million (4.5%) compared to the same quarter of 2016.

•         This increase was primarily due to:

•     net revenue growth, as detailed above.

Partially offset by:

•     increase in operating expenses mainly related to engineering costs; and

•     $5.6 million in the third quarter of 2017 related to non-recurring items.

Employee costs, expressed as a percentage of revenues: Stable at 11.2% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 42.7% in 2017, compared with 43.1% in 2016.

Depreciation and amortization charge: $160.3 million, an increase of $12.2 million (8.2%) compared with the same quarter of 2016. The increase was mainly due to an increase in assets related to our wireless and wireline networks and our IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $35.4 million in the third quarter of 2017, a decrease of $5.9 million (14.3%) compared with the same quarter of 2016.

•         This decrease was primarily due to:

•     $5.0 million in interest revenue from our subordinated loan to our parent corporation;

•     $2.0 million favourable variation in gain or loss on foreign currency translation of short-term monetary items; and

•     $1.2 million increase in interest revenues on cash-on-hand.

Partially offset by:

•     $2.6 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Gain or loss on valuation and translation of financial instruments: Loss of $1.0 million in the third quarter of 2017, compared with a loss of $0.6 million in the same quarter of 2016, an unfavourable variance of $0.4 million mainly due to an unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: $5.2 million expense recorded in the third quarter of 2017, compared with $2.7 million in the same quarter of 2016, an unfavourable variance of $2.5 million, mainly due to an increase in charges related to the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $243.1 million in the third quarter of 2017, including $121.6 million without any tax consequences. On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. This transaction resulted in the recognition of $32.6 million in tax benefits as it was carried out through a tax consolidation arrangement with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Income tax expense: $20.0 million (effective tax rate of 4.8%) in the third quarter of 2017, compared with $28.6 million (effective tax rate of 16.8%) in the same quarter of 2016.

•         The decrease of $8.6 million was mainly due to:

•     $34.0 million decrease due to the effect of non-deductible charges and non-taxable gains; and

•     $41.2 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Partially offset by:

•     $67.2 million related to an increase in taxable income.

Net income attributable to shareholder: $400.2 million, an increase of $258.6 million (182.5%).

•         The increase was mainly due to:

•     $243.0 million gain on sale of spectrum licences;

•     $16.2 million increase in adjusted operating income;

•     $8.6 million decrease in income taxes; and

•     $5.9 million decrease in financial expenses.

Partially offset by:

•     $12.2 million increase in amortization charge;

•     $2.5 million unfavourable variance in restructuring of operations, litigation and other items; and

•     $0.4 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

2017/2016 Year-to-date Comparison

Revenues: $2,439.0 million, an increase of $97.7 million (4.2%) compared with the same period of 2016.

Revenues from mobile telephony services increased by $74.6 million (20.0%) to $447.9 million, essentially due to customer growth and higher revenue per activated lines.

Revenues from Internet access services increased by $37.6 million (5.1%) to $767.8 million. The favourable variance was mainly due subscriber plans mix, subscriber growth and rate increases on some packages, partially offset by higher discounts and lower revenues from excess usage.

Combined revenues from cable television services decreased by $12.0 million (1.6%) to $756.1 million. This decrease was primarily due to the net customer base erosion, partially offset by higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $19.0 million (5.9%) to $301.0 million. This decrease was primarily due to lower revenues per line and the net customer base erosion.

Revenues from Club illico increased by $6.1 million (26.8%) to $28.9 million, essentially due to customer growth.

Revenues from business solutions increased by $12.8 million (15.8%) to $93.8 million mainly due to revenue growth from 4Degrees and Fibrenoire.

Revenues from sales of customer premises equipment decreased by $2.4 million (6.2%) to $36.1 million mainly due to lower revenue per mobile devices.

Other revenues stayed stable at $7.4 million year-over-year.

Monthly combined ARPU: $153.05 for the first nine months of 2017, compared with $143.64 in the same period of 2016, an increase of $9.41 (6.6%).This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $1,144.1 million for the first nine months of 2017, an increase of $60.8 million (5.6%) compared to the same period of 2016.

•         This increase was primarily due to:

•     net revenue growth.

Partially offset by:

•     increase in losses on sale of mobile devices, partially offset by the growing popularity of our “bring your own device” plans; and

•     increase in operating expenses mainly related to engineering and IT costs.

Employee costs, expressed as a percentage of revenues:  Stable at 11.9% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 41.2% for the first nine months of 2017, compared with 41.7% in the same period of 2016.

Depreciation and amortization charge: $474.6 million in the first nine months of 2017, an increase of $30.3 million (6.8%) compared with the same period of 2016. The increase was mainly due to an increase in assets related to our wireless and wireline networks and IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $111.4 million in the first nine months of 2017, a decrease of $9.1 million (7.6%) compared with the same period of 2016.

•         The decrease was mainly due to:

•     $9.2 million in interest revenue from our subordinated loan to our parent corporation; and

•     $1.5 million increase in gain on foreign currency translation of short-term monetary items.

Partially offset by:

•     $1.5 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Gain or loss on valuation and translation of financial instruments: Loss of $2.6 million in the first nine months of 2017, compared with a loss of $0.5 million in the same period of 2016, an unfavourable variance of $2.1 million mainly due to an unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: $0.8 million gain recorded in the first nine months of 2017, compared with a charge of $11.3 million in the same period of 2016, a favourable variance of $12.1 million.

•         In the first nine months of 2017, a $0.8 million net gain was recognized in connection with developments in legal disputes, labour cost reduction initiatives, and charges related to the gradual decommissioning of our analog network.

•         In the first nine months of 2016, a $11.3 million charge was recognized in connection with cost-reduction initiatives, and charges related to the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $330.9 million in the first nine months of 2017.

•         On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013, resulting in a gain on disposal of $87.8 million, including $43.9 million without any tax consequences.

•         On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million, resulting in a gain on disposal of $243.1 million, including $121.6 million without any tax consequences.

•         These transactions resulted in the recognition of $44.4 million in tax benefits as they were carried out through tax consolidation arrangements with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Income tax expense: $96.9 million (effective tax rate of 11.0%) in the first nine months of 2017, compared with $87.9 million (effective tax rate of 17.3%) in the same period of 2016.

•         The increase of $9.0 million was mainly due to:

•     $101.0 million related to an increase in taxable income.

Partially offset by:

•     $51.6 million decrease due to non-taxable gains and non-deductible charges; and

•     $37.4 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $785.1 million, an increase of $366.2 million (87.4%).

•         The increase was mainly due to:

•     $330.9 million gain on sale of spectrum licences;

•     $60.8 million increase in adjusted operating income;

•     $12.1 million favourable variance in restructuring of operations, litigation and other items; and

•     $9.1 million decrease in financial expenses.

Partially offset by:

•     $30.3 million increase in amortization charge;

•     $9.0 million increase in income taxes;

•     $5.2 million loss on debt refinancing; and

•     $2.1 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Third quarter 2017

Cash flows provided by operating activities: $338.0 million in the third quarter of 2017, compared with $302.9 million in the same quarter of 2016, an increase of $35.1 million (11.6%).

•         The increase was mainly due to:

•      $45.8 million decrease in current income tax expenses;

•      $16.2 million increase in adjusted operating income; and

•      $6.9 million favourable variance in cash financial expenses.

Partially offset by:

•      $30.1 million unfavourable variance in non-cash balances related to operations, mainly due to an unfavourable net variation in income taxes payables and in accounts receivables and payable with corporations under common control, partially offset by a favourable net variation in inventories.

Year to date

Cash flows provided by operating activities: $890.0 million in the first nine months of 2017, compared with $871.3 million in the same period of 2016, an increase of $18.7 million (2.1%).

•         The increase was mainly due to:

•      $111.2 million decrease in current income tax expenses;

•      $60.8 million increase in adjusted operating income;

•      $12.1 million favourable variance in restructuring of operations, litigation and other items, as discussed above; and

•      $9.4 million favourable variance in cash financial expenses.

Partially offset by:

•      $175.1 million unfavourable variance in non-cash balances related to operations, mainly due to an unfavourable net variation in income taxes payable, in inventories and in accounts receivable and payable to corporations under common control.

Working capital: $390.2 million as of September 30, 2017 compared with negative $490.4 million as of December 31, 2016. The difference is mainly explained by the cash proceeds from the sale of spectrum licences to Rogers Communications Canada inc. and Shaw Communications inc., the settlement of accounts payable and accrued charges and the disbursement of income tax installments related to the 2016 fiscal year.

Investing Activities

Third quarter 2017

Additions to fixed assets: $133.0 million in the third quarter of 2017, compared with $152.0 million in the same quarter of 2016. The decrease is mainly explained by investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Additions to intangible assets: $28.6 million in the third quarter of 2017, compared with $28.7 million in the same quarter of 2016.

Proceeds from the disposal of assets: $432.8 million in the third quarter of 2017, compared with $1.4 million in the same quarter of 2016. On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million.

Year to date

Additions to fixed assets: $441.9 million in the first nine months of 2017, compared with $507.9 million in the same period of 2016. The decrease is mainly explained by investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Additions to intangible assets: $87.0 million in the first nine months of 2017, compared with $93.3 million in the same period of 2016. The decrease in mainly explained by acquisition of LTE wireless capacity made in 2016.

Proceeds from the disposal of assets: $618.0 million in the first nine months of 2017, compared with $2.3 million in the same period of 2016.

•      On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•      On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million.

Business acquisition: $5.6 million in the first nine months of 2017, compared with $118.9 million in the same period of 2016. In January 2016, the Corporation acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $83.6 million increase during the first nine months of 2017.

•         Summary of debt increases during the first nine months of 2017:

•      issuance, on April 13, 2017, of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $794.5 million, net of financing fees of $9.9 million. The Notes bear interest at 5.125% per annum and mature on April 15, 2027.

•         Summary of debt decreases during the same period:

•      redemption and retirement, on May 1, 2017 and January 5, 2017, of $300.0 million aggregate principal amount of our 6.875% Senior Notes due in July 2021;

•      $209.3 million decrease in drawings under our revolving credit facilities;

•      $189.9 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

•      $10.1 million favourable net change in bank indebtedness; and

•      repayment of $5.4 million of borrowings under our bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $275.6 million as of September 30, 2017, compared with a net asset of $417.8 million as of December 31, 2016, a $142.2 million unfavourable variance. The variance was mainly due to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net increase of $11.0 million in common dividends to our parent corporation in the first nine months of 2017 compared with the same period of 2016.

Financial Position as of September 30, 2017

Net available liquid assets: $1,642.7 million for the Corporation and its wholly owned subsidiaries, consisting of $677.7 million in cash and cash equivalents, and $965.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $3,256.8 million as of September 30, 2017, an increase of $83.6 million compared to December 31, 2016; $142.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2017, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2018	$10.7
2019	–
2020	–
2021	–
2022	997.8
2023 and thereafter	2,271.6
Total	$3,280.1

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Videotron’s consolidated debt was approximately 7.3 years as of September 30, 2017 (6.8 years as of December 31, 2016). As of September 30, 2017, after taking into account the hedging instruments, the debt consisted of approximately 93.9% fixed-rate debt (85.5% as of December 31, 2016) and 6.1% floating-rate debt (14.5% as of December 31, 2016).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future.  Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.  Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of September 30, 2017, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $210.0 million in common dividends to our shareholder, Quebecor Media, in the first nine months of 2017, compared with total common dividends of $199.0 million in the same period of 2016. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Analysis of Consolidated Balance Sheets as of September 30, 2017

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2017 and December 31, 2016

(in millions of dollars)

	September 30, 2017	December 31, 2016	Variance	Variance detail
Assets

Cash and cash equivalents	$679.6	$1.0	$678.6	Cash inflows provided by operating and financing activities, less outflows used in investing activities, including sale of spectrum licences

Amounts receivable from affiliated corporations	119.6	2.7	116.9	Increase in dividends receivable under tax consolidation arrangements

Income taxes receivable (payable)	21.0	(33.4)	54.4	Recognition of tax benefits

Inventories	106.6	86.1	20.5	Mainly acquisition of mobile devices and set-top boxes

Investments	3,600.0	–	3,600.0	Net acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Intangible assets	855.9	1,123.3	(267.4)	Sale of spectrum licences to Rogers and Shaw

Derivative financial instruments[1]	275.6	417.8	(142.2)	See “Financing Activities” above

Subordinated loan to parent corporation	342.0	–	342.0	Loan to parent corporation issued in April 2017
Liabilities
Accounts payable and accrued charges	428.4	456.4	(28.0)	Impact of current variances in activity

Amounts payable to affiliated corporations	141.0	66.5	74.5	Increase in interest payable under tax consolidation arrangements

Provisions	16.8	60.3	(43.5)	Settlement of litigations

Long-term debt, including short-term portion	3,256.8	3,163.1	93.7	See “Financing Activities” above

Subordinated loan from parent corporation	3,600.0	–	3,600.0	Loan payable to the parent corporation for tax consolidation purposes

Deferred income taxes	609.0	525.5	83.5	Unfavourable variance mainly related to a general partnership

1   Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2017, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2017

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$425.7	$425.7	$–	$–	$–
Amounts payable to affiliated corporations	141.0	141.0	–	–	–
Bank credit facility	10.7	10.7	–	–	–
5% Senior Notes due July 15, 2022	997.8	–	–	997.8	–
5 3/8% Senior Notes due June 15, 2024	748.3	–	–	–	748.3
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
5 1/8% Senior Notes due April 15, 2027	748.3	–	–	–	748.3
Interest payments[2]	1,192.1	117.3	335.6	332.8	406.4
Derivative financial instruments[3]	(248.9)	(20.7)	–	(198.2)	(30.0)
Operating lease commitments	158.5	41.8	55.6	23.9	37.2
Services and capital equipment commitments	578.4	91.4	129.7	115.2	242.1
Total contractual cash obligations	$5,526.9	$807.2	$520.9	$1,271.5	$2,927.3

1         Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2        Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2017.

3         Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 5

The Corporation leases sites for its LTE wireless network under operating lease contracts for a total future disbursement of $72.7 million.

In May 2013, the Corporation and Rogers Communications signed a set of service sharing and exchange agreements, including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. As of September 30, 2017, a total commitment of $234.8 million was outstanding under this agreement.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2017, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.6 million ($24.9 million in the same quarter of 2016), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.3 million ($1.4 million in the same quarter of 2016).

During the first nine months of 2017, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $87.3 million ($82.6 million in the same period of 2016), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $4.6 million ($4.8 million in the first nine months of 2016). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2017, Videotron incurred management fees of $13.2 million ($13.2 million in the third quarter of 2016) with its parent corporation. During the first nine months of 2017, Videotron incurred management fees of $39.7 million ($39.7 million in the first nine months of 2016).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,280.1)	$(3,509.1)	$(3,180.3)	$(3,266.4)
Derivative financial instruments[3]
Early settlement options	–	–	0.4	0.4
Foreign exchange forward contracts[4]	(7.8)	(7.8)	2.5	2.5
Cross-currency interest rate swaps[4]	283.4	283.4	415.3	415.3

1         The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2         The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

3         The fair value of derivative financial instruments designated as hedges is a net asset position of $275.6 million as of September 30, 2017 ($417.8 million as of December 31, 2016).

4         The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The gain or loss on valuation and translation of financial instruments for the three months and nine months ended September 30, 2017 and 2016 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Loss on the ineffective portion of fair value hedge	$1.0	$0.6	$2.4	$0.6
Loss (gain) on embedded derivative related to long-term debt	–	–	0.2	(0.1)
	$1.0	$0.6	$2.6	$0.5

A gain of $27.4 million was recorded under other comprehensive income in the third quarter of 2017 in relation to cash flow hedging relationships (loss of $10.5 million in the same quarter of 2016). For the nine months ended September 30, 2017, a gain of $48.3 million was recorded (gain of $11.6 million in the corresponding period of 2016).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•    our ability to successfully continue developing our network and facilities-based mobile offering;

•    general economic, financial or market conditions;

•    the intensity of competitive activity in the industries in which we operate;

•    new technologies that would change consumer behaviour towards our product suite;

•    unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•    our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•    disruptions to the network through which we provide our digital television, Internet access, telephony services, and Club illico and our ability to protect such services from piracy, unauthorised access or other security breaches;

•    labour disputes or strikes;

•    changes in our ability to obtain services and equipment critical to our operations;

•    changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•    our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•    interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Revenues
Cable television		$251,998	$252,654	$756,146	$768,052
Internet		260,650	245,664	767,797	730,191
Mobile telephony		155,482	134,128	447,936	373,295
Cable telephony		98,225	105,946	300,987	320,008
Over-the-top video		10,059	7,780	28,895	22,827
Business solutions		30,851	28,438	93,755	81,005
Equipment sales		12,370	15,171	36,143	38,536
Other		2,619	2,137	7,365	7,401
		822,254	791,918	2,439,024	2,341,315
Employee costs	2	92,093	87,900	289,782	281,478
Purchase of goods and services	2	351,085	341,042	1,005,035	976,538
Depreciation and amortization		160,303	148,094	474,609	444,338
Financial expenses	3	35,424	41,347	111,434	120,498
Loss on valuation and translation of financial instruments	4	961	574	2,603	472
Restructuring of operations, litigation and other items	5	5,186	2,721	(797)	11,268
Gain on sale of spectrum licences	7	(243,025)	–	(330,871)	–
Loss on debt refinancing	8	–	–	5,201	–
Income before income taxes		420,227	170,240	882,028	506,723
Income taxes (recovery)
Current		(5,554)	40,243	3,214	114,379
Deferred		25,559	(11,652)	93,695	(26,523)
		20,005	28,591	96,909	87,856
Net income		$400,222	$141,649	$785,119	$418,867
Net income attributable to
Shareholder		$400,196	$141,642	$785,082	$418,848
Non-controlling interests		26	7	37	19

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Net income	$400,222	$141,649	$785,119	$418,867
Other comprehensive income (loss):
Items that may be reclassified to income :
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments	27,424	(10,467)	48,319	11,644
Deferred income taxes	(548)	(628)	10,278	8,139
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	–	1,000	–	(63,000)
Deferred income taxes	–	(269)	–	16,631
	26,876	(10,364)	58,597	(26,586)
Comprehensive income	$427,098	$131,285	$843,716	$392,281

Comprehensive income attributable to
Shareholder	$427,072	$131,278	$843,679	$392,262
Non-controlling interests	26	7	37	19

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 11)	Retained earnings	Accumulated other comprehensive loss (note 13)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2015	$132,401	$757,535	$(76,844)	$708	$813,800

Net income	–	418,848	–	19	418,867

Other comprehensive loss	–	–	(26,586)	–	(26,586)

Dividends	–	(199,000)	–	(116)	(199,116)

Balance as of September 30, 2016	132,401	977,383	(103,430)	611	1,006,965

Net income	–	128,354	–	14	128,368

Other comprehensive income	–	–	19,523	–	19,523

Dividends	–	(83,000)	–	(116)	(83,116)

Balance as of December 31, 2016	132,401	1,022,737	(83,907)	509	1,071,740

Net income	–	785,082	–	37	785,119

Other comprehensive income	–	–	58,597	–	58,597

Dividends	–	(210,000)	–	–	(210,000)

Balance as of September 30, 2017	$132,401	$1,597,819	$(25,310)	$546	$1,705,456

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Cash flows related to operating activities
Net income		$400,222	$141,649	$785,119	$418,867
Adjustments for:
Depreciation of fixed assets		138,781	129,070	411,896	386,412
Amortization of intangible assets		21,522	19,024	62,713	57,926
Loss on valuation and translation of financial instruments	4	961	574	2,603	472
Gain on sale of spectrum licences	7	(243,025)	–	(330,871)	–
Amortization of financing costs	3	1,123	1,037	3,209	2,919
Deferred income taxes		25,559	(11,652)	93,695	(26,523)
Loss on debt refinancing	8	–	–	5,201	–
Other		227	438	4,891	4,685
		345,370	280,140	1,038,456	844,758
Net change in non-cash balances related to operating activities		(7,383)	22,728	(148,486)	26,587
Cash flows provided by operating activities		337,987	302,868	889,970	871,345
Cash flows related to investing activities
Additions to fixed assets		(132,978)	(152,024)	(441,920)	(507,858)
Additions to intangible assets		(28,633)	(28,710)	(87,021)	(93,252)
Proceeds from disposal of assets	7	432,770	1,358	617,977	2,281
Business acquisition (net of cash acquired)	6	–	–	(5,553)	(118,946)
Acquisition of preferred shares of an affiliated corporation	9	–	–	(3,600,000)	(195,000)
Cash flows provided by (used in) investing activities		271,159	(179,376)	(3,516,517)	(912,775)
Cash flows related to financing activities
Net change in bank indebtedness		–	3,028	(10,118)	20,849
Net change under revolving credit facility		–	(96,377)	(209,323)	32,408
Issuance of long-term debt, net of financing fees	8	–	–	794,580	–
Repayment of long-term debt	8	–	–	(315,671)	(5,357)
Settlement of hedging contracts		–	–	(2,323)	(2,323)
Issuance of a loan to the parent corporation	10	–	–	(342,000)	–
Issuance of a subordinated loan from the parent corporation	9	–	–	3,600,000	195,000
Dividends		(45,000)	(30,000)	(210,000)	(199,000)
Other		(7)	–	(7)	(116)
Cash flows (used in) provided by financing activities		(45,007)	(123,349)	3,305,138	41,461
Net change in cash and cash equivalents		564,139	143	678,591	31
Cash and cash equivalents at the beginning of the period		115,413	1,662	961	1,774
Cash and cash equivalents at the end of the period		$679,552	$1,805	$679,552	$1,805

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Additional information on the consolidated statements of cash flows
Cash and cash equivalents consist of
Cash	$677,854	$256	$677,854	$256
Cash equivalents	1,698	1,549	1,698	1,549
	$679,552	$1,805	$679,552	$1,805
Interest and taxes reflected as operating activities
Cash interest payments	$35,135	$37,343	$104,544	$114,967
Cash income tax payments (net of refunds)	183	21,265	56,529	76,495

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)
(unaudited)

	Note	September 30, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents		$679,552	$961
Accounts receivable		331,792	329,037
Amounts receivable from affiliated corporations		119,566	2,657
Income taxes		20,994	–
Inventories		106,625	86,064
Prepaid expenses		49,613	38,242
Total current assets		1,308,142	456,961

Non-current assets
Investments	9	3,600,000	–
Fixed assets		3,253,708	3,261,883
Intangible assets		855,910	1,123,257
Goodwill		535,932	535,932
Derivative financial instruments		327,221	417,788
Subordinated loan to parent corporation	10	342,000	–
Other assets		14,195	16,864
Total non-current assets		8,928,966	5,355,724
Total assets		$10,237,108	$5,812,685

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2017	December 31, 2016

Liabilities and Equity
Current liabilities
Bank indebtedness		$–	$10,118
Accounts payable and accrued charges		428,399	456,437
Amounts payable to affiliated corporations		141,033	66,534
Provisions		16,832	60,321
Deferred revenue		320,964	309,910
Income taxes		–	33,370
Current portion of long-term debt	8	10,714	10,714
Total current liabilities		917,942	947,404

Non-current liabilities
Long-term debt	8	3,246,130	3,152,394
Subordinated loan from parent corporation	9	3,600,000	–
Derivative financial instruments		51,665	–
Deferred income taxes		608,951	525,535
Other liabilities		106,964	115,612
Total non-current liabilities		7,613,710	3,793,541
Total liabilities		8,531,652	4,740,945
Equity
Capital stock	11	132,401	132,401
Retained earnings		1,597,819	1,022,737
Accumulated other comprehensive loss	13	(25,310)	(83,907)
Equity attributable to shareholder		1,704,910	1,071,231
Non-controlling interest		546	509
Total equity		1,705,456	1,071,740
Subsequent event	15
Total liabilities and equity		$10,237,108	$5,812,685

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.             BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2016 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 8, 2017.

2.               EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Employee costs	$132,596	$130,686	$427,162	$415,651
Less employee costs capitalized to fixed assets and intangible assets	(40,503)	(42,786)	(137,380)	(134,173)
	92,093	87,900	289,782	281,478
Purchase of goods and services
Royalties and rights	107,094	106,109	320,926	323,671
Cost of retail products	86,130	87,439	236,432	215,272
Subcontracting costs	31,332	28,870	89,342	84,255
Marketing and distribution expenses	15,538	17,292	41,630	46,686
Other	110,991	101,332	316,705	306,654
	351,085	341,042	1,005,035	976,538
	$443,178	$428,942	$1,294,817	$1,258,016

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.               FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Third parties:
Interest on long-term debt	$41,662	$39,097	$118,160	$116,681
Amortization of financing costs	1,123	1,037	3,209	2,919
(Gain) loss on foreign currency translation on short-term monetary items	(1,356)	611	(1,978)	(512)
Other	(918)	324	199	636
	40,511	41,069	119,590	119,724
Affiliated corporations:
Interest expense	95,277	63,095	156,378	181,295
Dividend income	(96,184)	(63,671)	(157,867)	(183,081)
Interest income	(5,041)	–	(9,250)	–
	(5,948)	(576)	(10,739)	(1,786)
Interest on net defined benefit liability	861	854	2,583	2,560
	$35,424	$41,347	$111,434	$120,498

4.               LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Loss on the ineffective portion of fair value hedges	$961	$600	$2,429	$551
(Gain) loss on embedded derivatives related tolong-term debt	–	(26)	174	(79)
	$961	$574	$2,603	$472

5.               RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2017, a net charge of $5.2 million and a net reversal of the charge of $0.8 million were recorded relating to various cost reduction initiatives across the organization, the migration of subscribers from analog to digital services and developments in certain litigations (net charge of $2.7 million and $11.3 million for the respective three-month and nine-month periods ended September 30, 2016).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.               BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.6 million plus interest of $0.3 million.

7.     GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, the Corporation sold its AWS spectrum licence in the Greater Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

8.    LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2017	December 31, 2016
Bank credit facilities	$10,714	$225,521
Senior Notes	3,269,400	2,954,780
Total long-term debt	3,280,114	3,180,301
Change in fair value related to hedged interest rate risk	7,869	8,377
Adjustment related to embedded derivatives	–	(174)
Financing fees, net of amortization	(31,139)	(25,396)
	(23,270)	(17,193)
	3,256,844	3,163,108
Less: current portion	(10,714)	(10,714)
	$3,246,130	$3,152,394

On January 5, 2017, the Corporation redeemed an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount, for a cash consideration of $181.0 million.

On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.125% and maturing on April 15, 2027, for net proceeds of $794.6 million, net of financing fees of $9.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.  The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.                 LONG-TERM DEBT (continued)

On May 1, 2017, the Corporation redeemed all of its issued and outstanding 6.875% Senior Notes due July 15, 2021, in aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount, for a cash consideration of $129.3 million. As a result, a loss of $5.2 million was accounted for in the first quarter of 2017.

On May 4, 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

9.                 INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046.  On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On November 1, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media Inc.

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries

10.        SUBORDINATED LOAN TO PARENT CORPORATION

On April 12, 2017, the Corporation issued to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.         CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of September 30, 2017 and December 31, 2016	172,516,829	$132,401

12.         STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participate for the nine-month period ended September 30, 2017:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2016	50,000	$25.49
Granted	–	–
As of September 30, 2017	50,000	$25.49
Vested options as of September 30, 2017	33,333	$25.49
Quebecor Media Inc.
As of December 31, 2016	286,105	$63.98
Exercised	(74,628)	60.41
Cancelled	(47,500)	65.54
As of September 30, 2017	163,977	$65.15
Vested options as of September 30, 2017	45,650	$63.57

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.        STOCK-BASED COMPENSATION PLANS (continued)

During the three-month period ended September 30, 2017, 58,128 of the Corporation’s stock options were exercised for a cash consideration of $1.7 million (13,250 stock options for $0.2 million in 2016). During the nine-month period ended September 30, 2017, 74,628 of the Corporation’s stock options were exercised for a cash consideration of $1.8 million (47,378 stock options for $0.6 million in 2016).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2017, 16,298 DSUs and 19,927 PSUs awarded to employees of the Corporation were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended September 30, 2017, a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.6 million (a net charge of $0.9 million in 2016). For the nine-month period ended September 30, 2017, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $3.0 million (a net charge of $1.7 million in 2016).

13.        ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2015	$(40,436)	$(36,408)	$(76,844)
Other comprehensive income (loss)	19,783	(46,369)	(26,586)
Balance as of September 30, 2016	(20,653)	(82,777)	(103,430)
Other comprehensive (loss) income	(30,539)	50,062	19,523
Balance as of December 31, 2016	(51,192)	(32,715)	(83,907)
Other comprehensive income	58,597	–	58,597
Balance as of September 30, 2017	$7,405	$(32,715)	$(25,310)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 ½ -year period.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

	September 30, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,280,114)	$(3,509,100)	$(3,180,301)	$(3,266,417)
Derivative financial instruments
Early settlement options	–	–	417	417
Foreign exchange forward contracts[3]	(7,840)	(7,840)	2,467	2,467
Cross-currency interest rate swaps[3]	283,396	283,396	415,321	415,321

1            The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

2            The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

3            The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

15.        SUBSEQUENT EVENT

On November 6, 2017, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier
By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: November 15, 2017